

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 5, 2008

Mr. Harris E. DeLoach, Jr.
Chairman, President and Chief Executive Officer
Sonoco Products Company
1 N. Second Street
Hartsville, South Carolina 29550

      Re: **Sonoco Products Company**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              File No. 000-00516

Dear Mr. DeLoach:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and
                            Healthcare Services